SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-4682

      A. Full title of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation

8155 T&B Boulevard
Memphis, Tennessee 38125

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SIGNATURE
INDEX TO EXHIBITS
EX-23 Independent Auditor's Consent
EX-99.1 Certification of Vice President

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

INDEPENDENT AUDITORS’ REPORT

The Retirement Plans Committee of Thomas & Betts Corporation

Thomas & Betts Corporation Employees’ Investment Plan:

      We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002 and the schedule of assets (held at end of year). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
June 25, 2003

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2002	2001

PLAN ASSETS
Investments at fair value:
Mutual Funds	$79,799,301	$115,588,892
Thomas & Betts Corporation Stock Fund	8,204,167	11,140,901
Employee Loan Fund	3,804,537	4,628,809

Total investments at fair value	91,808,005	131,358,602
Investments at contract value:
Vanguard Retirement Savings Trust	27,734,333	14,794,780

Total investments	119,542,338	146,153,382
Receivable from Thomas & Betts Corporation:
Employee contributions	207,212	254,530
Employer contributions	—	123,384

Total receivables	207,212	377,914

NET ASSETS AVAILABLE FOR BENEFITS	$119,749,550	$146,531,296

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31

	2002	2001	2000

Investment income (loss):
Dividends on Thomas & Betts Corporation Stock Fund	$91	$299,607	$565,653
Interest and other dividends	3,214,007	5,048,419	13,433,530

	3,214,098	5,348,026	13,999,183
Net realized (loss) gain on sales of investments	(5,322,381)	(2,776,064)	5,102,393
Unrealized (depreciation) appreciation of investments	(16,737,290)	(11,989,334)	(31,774,258)

Investment loss	(18,845,573)	(9,417,372)	(12,672,682)

Contributions:
Employees	8,013,334	9,260,012	14,754,493
Employer (note 6)	3,396,146	2,514,075	6,063,746
Assets received from plan mergers	—	3,392,652	1,152,941

Total contributions	11,409,480	15,166,739	21,971,180

Administrative expenses	(134,303)	(166,641)	(151,637)
Withdrawals	(19,211,350)	(20,452,377)	(48,657,192)

Net decrease	(26,781,746)	(14,869,651)	(39,510,331)
Net assets available for benefits:
Beginning of year	146,531,296	161,400,947	200,911,278

End of year	$119,749,550	$146,531,296	$161,400,947

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1: Plan Description

General

      The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) on April 4, 1984, effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Employee and Employer Contributions

      An eligible covered employee may participate in the Plan by electing to authorize before tax contributions in an amount equal to any whole percentage of his or her compensation up to 30% (15% prior to July 1, 2002) each payroll period. For each such period, the Corporation contributes 75% of the amount of a participant’s basic contributions up to 3% of compensation and 50% of the amount of a participant’s before tax contribution over 3% and up to 5% of compensation.

      An eligible covered employee who has attained age 50 before the end of a year may also elect to make before-tax catch-up contributions. The Corporation does not make any matching contributions with respect to before-tax contributions in excess of 5% of compensation for a payroll period or catch-up contributions.

Investment Funds

      Assets of the Plan are held in the following funds. The following descriptions were provided by the respective investment managers.

(1) The Thomas & Betts Corporation Stock Fund’s assets are invested in common stock of the Corporation and the Vanguard Federal Money Market Fund (see Item 2 below). Assets held in the Vanguard Federal Money Market Fund, closed to new contributions on October 1, 1998, were transferred as of January 1, 2003 to a new fund with similar characteristics. On July 24, 2001, the Corporation’s Board of Directors approved a change in the Corporation’s dividend payment practices and elected to retain its future earnings to fund the development and growth of its business. Future decisions concerning the payment of cash dividends on the Corporation’s common stock will depend upon its results of operations, financial condition, capital expenditure plans and other factors that the Board of Directors may consider relevant.

(2) The Vanguard Federal Money Market Fund invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies (closed to new contributions on October 1, 1998).

(3) The Vanguard Short-Term Federal Fund invests in bonds issued by U.S. Government and agency obligations (closed to new contributions on October 1, 1998).

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(4) The Vanguard 500 Index Trust invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.

(5) The Vanguard U.S. Growth Portfolio invests in high-quality, established growth stocks of companies based in the United States.

(6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on “blue chip” stocks), corporate bonds, U.S. Government securities and preferred stock.

(7) The Vanguard Intermediate-Term Treasury Fund invests in corporate debt securities and securities issued by the U.S. Government which mature in five to twelve years (closed to new contributions on October 1, 1998).

(8) The Vanguard International Growth Fund invests in the stocks of companies located outside the United States.

(9) The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments (closed to new contributions on January 20, 1996).

(10) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

(11) The Vanguard Small-Cap Index Fund invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index (closed to new contributions on January 20, 1996).

(12) The Vanguard Retirement Savings Trust is a collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(13) The Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

(14) The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

(15) The Vanguard Capital Opportunity Fund (first available July 1, 2002) is an aggressive growth stock mutual fund that invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.

(16) The Vanguard Explorer Fund (first available July 1, 2002) is a small-company growth stock mutual fund that invests in a diversified group of small-company stocks with prospects for above-average growth.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(17) The Vanguard LifeStrategy Conservative Growth Fund (first available July 1, 2002) invests in five other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to bonds and 40% to common stocks. This gives the fund exposure to a broadly diversified group of U.S. and foreign stocks and various types of bonds.

(18) The Vanguard LifeStrategy Growth Fund (first available July 1, 2002) invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. This gives the fund exposure to a broadly diversified group of U.S. and foreign stocks and various types of bonds.

(19) The Vanguard LifeStrategy Income Fund (first available July 1, 2002) invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to bonds and 20% to common stocks. This gives the fund exposure to a broadly diversified group of U.S. stocks and various types of bonds.

(20) The Vanguard LifeStrategy Moderate Growth Fund (first available July 1, 2002) invests in four other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. This gives the fund exposure to a broadly diversified group of U.S. and foreign stocks and various types of bonds.

      Each participating employee may direct basic and supplemental contributions in any one or more of the above funds except for the Vanguard Federal Money Market Fund, Vanguard Intermediate-Term Treasury Fund and the Vanguard Short-Term Federal Fund, which were closed for new contributions on October 1, 1998, and the Vanguard Windsor Fund and Vanguard Small-Cap Index Fund, which were closed for new contributions on January 20, 1996. Effective December 31, 2002, the five closed funds ceased to be available for investment of any Plan assets. As of January 1, 2003, participant account balances in the five closed funds were transferred to new funds with characteristics similar to the respective closed funds.

      The Corporation’s contribution is allocated among the funds in the same proportion as the employee’s before tax contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group on any business day.

Participant Loans

      The Plan permits active participants with vested accrued benefits of at least $2,000 to borrow directly from their account. Participants may borrow the lesser of $1,000 or up to 50% of their vested accrued benefit or a maximum of $50,000 less any outstanding loans for a period of up to 5 years. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant shall be reinvested in proportion to the participant’s most recent investment directive.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2: Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates in Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Valuation

      The Plan’s investments are stated at fair value except for The Vanguard Retirement Savings Trust which is valued at contract value as it is fully benefit-responsive. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation’s stock within the Thomas & Betts Corporation Stock fund is valued at its quoted market price. Employee loans are valued at cost, which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

      The Vanguard Group has been designated by the Board of Directors of the Corporation as the plan trustee.

Note 3: Amendments to The Plan

      During 2000, the Corporation amended the Plan to provide for full vesting of the accounts of certain participants affected by the sale of the Electronics OEM business. Distributions to Electronics OEM employees after the aforementioned sale were $25,941,626.

      During 2000 and 1999 the Corporation amended the Plan to provide for (i) the participation in the Plan by eligible employees of several acquired entities (including Augat Inc., Diamond Communication Products, Inc., Telecommunication Devices, Inc., Ocal, Inc., Shamrock Conduit Products, Inc., and L.E. Mason Co.), and (ii) the merger into the Plan of several plans maintained by acquired entities (including the Augat Savings and Retirement Plan, the Diamond Communications, Inc. Profit Sharing Plan for Salaried Employees, the Dark To Light, Inc. 401(k) Profit Sharing Plan and Trust, and the Shamrock Conduit Products, Inc. 401(k) Profit Sharing Plan and Trust). The amendments resulted in $1,015,970 of assets received from plan mergers during 2000.

      During 2001 and 2002, the Corporation amended the Plan to provide for full vesting of the accounts of certain participants affected by divestitures and various plant closings.

      During 2001, the Corporation amended the Plan to (i) reflect the merger of the L.E. Mason 401(k) Plan with and into the Plan, (ii) provide that certain predecessor plans are amended to

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

incorporate provisions required for tax qualification, (iii) eliminate all forms of payment other than lump sum distributions (in cash and stock) with respect to funds other than those attributable to money purchase pension plan contributions (effective January 1, 2002), (iv) update the claims and appeal procedure (effective January 1, 2002), and (v) make other technical changes. The amendment resulted in $3,392,652 of assets received from the Plan merger during 2001.

      In 2002, the Corporation amended the Plan to (i) reflect the Economic Growth and Tax Relief Reconciliation Act of 2001, (ii) increase the percentage of compensation that non-highly compensated employees may contribute on a before-tax basis, (iii) permit catch-up contributions, (iv) add certain new investment funds and eliminate closed investment funds, (v) reflect regulations issued regarding minimum required distributions, (vi) provide that the Plan administrator shall make initial determinations regarding claims filed under the Plan (effective July 1, 2002), (vii) provide for “mirror voting” for any shares of Corporation common stock held under the Plan for which voting instructions are not provided, (viii) to change the testing methodology utilized for the ADP and ACP tests, and (ix) make certain additional changes.

Note 4: Investments

      The following table presents investments at December 31, 2002 and 2001.

	2002		2001

	Number of		Number of
	shares/units		shares/units
	or principal		or principal
	amount	Fair Value	amount	Fair Value

Investments at fair value as determined by quoted market price:
Thomas & Betts Corporation Stock Fund	1,465,030	$8,204,167	1,584,765	$11,140,901
Vanguard Wellington Fund	1,033,194	25,375,238	1,110,625	30,275,641
Vanguard 500 Index Trust	296,454	24,057,220	321,487	34,042,259
Vanguard U.S. Growth Portfolio	1,003,380	12,100,758	1,087,109	20,492,013
Vanguard International Growth Fund	256,792	3,122,592	265,247	3,981,362
Vanguard Windsor II Fund	257,547	5,356,981	243,569	6,232,934
Vanguard Extended Market Index Fund	106,550	1,996,745	99,281	2,292,397
Vanguard Total Bond Market Index Fund	704,773	7,315,545	471,317	4,779,159
Vanguard Capital Opportunity Fund	3,359	57,099	—	—
Vanguard Explorer Fund	1,876	85,345	—	—
Vanguard LifeStrategy Conservative Growth Fund	5,049	64,728	—	—
Vanguard LifeStrategy Growth Fund	4,921	70,669	—	—
Vanguard LifeStrategy Income Fund	8,651	106,575	—	—
Vanguard LifeStrategy Moderate Growth Fund	6,475	89,806	—	—
Vanguard Windsor Fund	—	—	22,696	354,968

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

	2002		2001

	Number of		Number of
	shares/units		shares/units
	or principal		or principal
	amount	Fair Value	amount	Fair Value

Vanguard Small-Cap Index Fund	—	—	17,216	341,228
Vanguard Federal Money Market Fund	—	—	11,641,917	11,641,917
Vanguard Intermediate-Term Treasury Fund	—	—	59,587	657,245
Vanguard Short-Term Federal Fund	—	—	47,497	497,769
Investments at contract value:
Vanguard Retirement Savings Trust	27,734,333	27,734,333	14,794,780	14,794,780

Total Mutual Funds		115,737,801		141,524,573
Employee Loan Fund	3,804,537	3,804,537	4,628,809	4,628,809

Total Investments		$119,542,338		$146,153,382

      A summary of net realized gains on sales of investments for the years ended December 31, 2002, 2001, and 2000 follows:

	Proceeds		Net Realized
	From Sales	Cost	(Loss)Gain

2002
Thomas & Betts Corporation Stock Fund	$2,742,422	$3,603,274	$(860,852)
All other investments	45,339,095	49,800,624	(4,461,529)

	$48,081,517	$53,403,898	$(5,322,381)

2001
Thomas & Betts Corporation Stock Fund	$3,629,441	$4,576,971	$(947,530)
All other investments	39,307,601	41,136,135	(1,828,534)

	$42,937,042	$45,713,106	$(2,776,064)

2000
Thomas & Betts Corporation Stock Fund	$6,645,455	$9,041,693	$(2,396,238)
All other investments	75,823,960	68,325,329	7,498,631

	$82,469,415	$77,367,022	$5,102,393

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A summary of unrealized appreciation (depreciation) of investments for 2002, 2001 and 2000 follows:

	Thomas & Betts
	Common Stock	All Other
	Fund	Investments	Total

Balance at December 31, 1999	$(2,298,365)	$35,385,552	$33,087,187
Unrealized depreciation	(4,937,518)	(26,836,740)	(31,774,258)

Balance at December 31, 2000	(7,235,883)	8,548,812	1,312,929
Unrealized appreciation (depreciation)	3,571,922	(15,561,256)	(11,989,334)

Balance at December 31, 2001	(3,663,961)	(7,012,444)	(10,676,405)
Unrealized depreciation	(1,175,142)	(15,562,148)	(16,737,290)

Balance at December 31, 2002	$(4,839,103)	$(22,574,592)	$(27,413,695)

      During the years ended December 31, 2002, 2001 and 2000, the Plan’s investments — including investments bought and sold, as well as held, during the year — (depreciated) appreciated, as follows:

	2002	2001	2000

Thomas & Betts Corporation Stock Fund	$(2,002,961)	$2,624,392	$(7,319,221)
Vanguard Short-Term Federal Fund	10,436	15,120	13,719
Vanguard 500 Index Trust	(7,617,325)	(5,398,880)	(4,640,868)
Vanguard U.S. Growth Portfolio	(7,153,318)	(9,401,550)	(13,822,376)
Vanguard Wellington Fund	(2,889,611)	(964,907)	204,307
Vanguard Intermediate-Term Treasury Fund	39,984	10,879	45,631
Vanguard International Growth Fund	(747,683)	(1,057,447)	(942,707)
Vanguard Windsor Fund	(81,490)	8,628	6,089
Vanguard Windsor II Fund	(1,248,768)	(380,218)	475,479
Vanguard Small-Cap Index Fund	(47,162)	6,095	(66,519)
Vanguard Extended Market Index Fund	(452,307)	(283,586)	(763,847)
Vanguard Total Bond Market Index Fund	140,494	56,076	138,448
Vanguard Capital Opportunity Fund	1,172	—	—
Vanguard LifeStrategy Growth Fund	(2,285)	—	—
Vanguard Explorer Fund	(805)	—	—
Vanguard LifeStrategy Income Fund	(1,733)	—	—
(Continued)

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

Vanguard LifeStrategy Conservative Growth Fund	(6,954)	—	—
Vanguard LifeStrategy Moderate Growth Fund	645	—	—

Net (depreciation) appreciation in fair value	$(22,059,671)	$(14,765,398)	$(26,671,865)

Note 5: Investment Fund Participation

      As of December 31, 2002, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,789
Vanguard 500 Index Trust	2,540
Vanguard U.S. Growth Portfolio	2,090
Vanguard Wellington Fund	2,197
Employee Loan Fund	1,037
Vanguard International Growth Fund	834
Vanguard Windsor II Fund	899
Vanguard Retirement Savings Trust	2,097
Vanguard Total Bond Market Index Fund	1,002
Vanguard Extended Market Index Fund	563
Vanguard LifeStrategy Growth Fund	23
Vanguard Explorer Fund	37
Vanguard LifeStrategy Income Fund	38
Vanguard LifeStrategy Conservative Growth Fund	24
Vanguard LifeStrategy Moderate Growth Fund	15
Vanguard Capital Opportunity Fund	27

      The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6: Contributions

      The Corporation’s contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her employer contribution account. A participant is entitled to receive 100% of the participant’s own contributions plus earnings thereon.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In addition, employees of certain entities acquired by the Corporation have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their employer contribution accounts. Under the provisions of the plan, amounts forfeited can be restored to a participant if the participant is re-employed within five years of separation. Those forfeited amounts are retained as unallocated plan assets until such time as they are not subject to being restored, they are then used to offset Plan Sponsor matching contributions. Forfeitures used to offset Plan Sponsor contributions totaled $0.2 million and $1.8 million during the plan year ended December 31, 2002 and 2001, respectively. The Plan held unallocated assets of $2.4 million and $2.2 million at December 31, 2002 and 2001, respectively.

Note 7: Termination

      The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

Note 8: Income Taxes

      The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c).

Note 9: Nonexempt Transactions

      On January 10, 2002, the Corporation paid to the trust established under the Plan $48,970 of participant salary deferrals and loan repayments attributable to the September 23, 2001 through December 23, 2001 payroll periods with respect to approximately 75 participants at one of the Corporation’s facilities. On February 8, 2002, the Corporation paid to the Plan trust $11,763 in earnings on the $48,970 delinquent payments, such earnings determined in accordance with the U.S. Department of Labor Voluntary Fiduciary Correction Program, as then in effect. The Corporation paid to the Internal Revenue Service excise tax in the amount of $112 associated with the delinquent payments.

Note 10: Other Information (Unaudited)

      In February 2002, the Thomas & Betts Retirement Plans Committee (the “Committee”) adopted a new investment consulting and education program for employees entitled “Advice”. The Advice program is administered by The Vanguard Group.

      Under the present federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund (which is maintained pursuant to the Plan and in

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

which Plan assets are held), realized and unrealized, are not taxable to any participant or the participant’s beneficiaries except upon a distribution by the Trust Fund.

      If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to the participant as ordinary income. If an employee’s participation in the Plan terminates, only lump sum distributions are available, except for amounts transferred from a money purchase pension plan which may also be distributed as an annuity. To the extent that a distribution consists of the Corporation’s securities, the portion of the distribution representing contributions to the Plan generally will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation’s securities generally will not be taxable until disposition of such shares. The participant or the participant’s beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which the participation terminates, the special election will not be available to the participant or the participant’s beneficiaries, except in the case of termination due to the participant’s death.

Schedule 1

THOMAS & BETTS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

Identity of Issue	Description	Fair Value

Mutual Funds — *Vanguard Wellington Fund	1,033,194 units	$25,375,238
*Vanguard 500 Index Trust	296,454 units	24,057,220
*Vanguard U.S. Growth Portfolio	1,003,380 units	12,100,758
*Vanguard International Growth Fund	256,792 units	3,122,592
*Vanguard Windsor II Fund	257,547 units	5,356,981
*Vanguard Extended Market Index Fund	106,550 units	1,996,745
*Vanguard Total Bond Market Index	704,773 units	7,315,545
*Vanguard Explorer Fund	1,876 units	85,345
*Vanguard Capital Opportunity Fund	3,359 units	57,099
*Vanguard LifeStrategy Conservative Growth Fund	5,049 units	64,728
*Vanguard LifeStrategy Growth Fund	4,921 units	70,669
*Vanguard LifeStrategy Income Fund	8,651 units	106,575
*Vanguard LifeStrategy Moderate Growth Fund	6,475 units	89,806
*Thomas & Betts Corporation Stock Fund	1,465,030 units	8,204,167

Total Funds		88,003,468
*Loan Fund — Participant loans, maturity dates ranging from January, 2003 to December, 2007, and interest rates ranging from 5.25% to 10.0%	3,804,537	3,804,537
Guaranteed Investment Contracts — *Vanguard Retirement Savings Trust at contract value	27,734,333 units	27,734,333

Total investments		$119,542,338

*	Indicates a party-in-interest to the Plan

See accompanying independent auditors’ report.

SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOMAS & BETTS CORPORATION EMPLOYEES’ INVESTMENT PLAN

By:	/s/ CONNIE C. MUSCARELLA

Connie C. Muscarella
Plan Administrator

Date: June 27, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Independent Auditors’ Consent
99.1	Certification of Vice President — Human Resources and Administration Pursuant to 18 U.S.C. § 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

E-1